1 Corporate Way Lansing, MI 48951 517/381-5500

May 31, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting for filing through EDGAR Post-Effective Amendment No. 192 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 193 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective October 21, 2024:

1)	To add the following new funds and respective Sub-Advisers:
-JNL/American Funds Moderate Allocation Fund (Existing Investment Adviser: Jackson National Asset Management, LLC);
-JNL/JPMorgan Nasdaq® Hedged Equity Fund (Existing Sub-Adviser: J.P. Morgan Investment Management Inc.);
-JNL/T. Rowe Price Capital Appreciation Equity Fund (Existing Sub-Adviser: T. Rowe Price Associates, Inc.);
2)	To add a Sub-Adviser to the JNL Multi-Manager Small Cap Growth Fund (New Sub-Adviser: Driehaus Capital Management LLC);
3)	To change the investment strategy for the JNL/Lazard International Strategic Equity Fund and to change the fund name to: JNL/Lazard International Quality Growth Fund;
4)
To change the Sub-Adviser and investment strategy for the JNL/Heitman U.S. Focused Real Estate Fund to new Sub-Adviser, Cohen & Steers Capital Management, Inc., and to change the fund name to: JNL/Cohen & Steers U.S. Realty Fund

5)
To change the Sub-Adviser and investment strategy for the JNL/WMC Government Money Market Fund to existing Sub-Adviser, Mellon Investments Corporation, and to change the fund name to: JNL/Dreyfus Government Money Market Fund;

6)
To change the Sub-Adviser and investment strategy for the JNL/Goldman Sachs Managed Conservative Fund, JNL/Goldman Sachs Managed Moderate Fund, JNL/Goldman Sachs Managed Moderate Growth Fund, JNL/Goldman Sachs Managed Growth Fund, and JNL/Goldman Sachs Managed Aggressive Growth Fund to existing Sub-Adviser, J.P. Morgan Investment Management Inc., and to change the fund names to: JNL/JPMorgan Managed Conservative Fund, JNL/JPMorgan Managed Moderate Fund, JNL/JPMorgan Managed Moderate Growth Fund, JNL/JPMorgan Managed Growth Fund, and JNL/JPMorgan Managed Aggressive Growth Fund; and

7)	To reflect other changes.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Vice President & Assistant Secretary

encs.